Exhibit 99.1
Concord Medical Announces Fourth Quarter and Fiscal Year 2009
Financial Results
Dr. Hongbin Cai Appointed as Independent Board Member
BEIJING, March 18 /PRNewswire-Asia-FirstCall/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2009(1), and the appointment of Dr. Hongbin Cai as an independent board member.
     Fourth Quarter and Fiscal Year 2009 Highlights
—	Total net revenues in the fourth quarter of 2009 were RMB86.8 million ($12.7 million), a 24.3% increase from the corresponding period in 2008. Total net revenues in fiscal year 2009 were RMB292.4 million ($42.8 million), a 70.2% increase from 2008.

—	Net income in the fourth quarter of 2009 was RMB35.9 million ($5.3 million). Net income in fiscal year 2009 was RMB124.8 million ($18.3 million), a 57.9% increase from the corresponding period in 2008.

—	Both basic and diluted earnings per American Depository Share (“ADS”)(2) in the fourth quarter of 2009 were RMB0.69 ($0.10). Both basic and diluted earnings per ADS in fiscal year 2009 were RMB1.86 ($0.27).

—	Adjusted EBITDA(3) (non-GAAP) in the fourth quarter of 2009 was RMB72.1 million ($10.6 million), a 22.3% increase from the corresponding period in 2008. Adjusted EBITDA in fiscal year 2009 was RMB246.6 million ($36.1 million), a 71.0% increase from 2008.

—	Concord Medical opened five centers in the fourth quarter of 2009, bringing the total number of centers in operation to 88 across 36 cities in China, as of December 31, 2009. To date, the Company has entered into agreements to establish 27 new centers in 2010.

—	The number of treatment and diagnostic patient cases was 49,088 and 178,658 during the fourth quarter and fiscal year 2009, representing a 23.9% and 62.4% increase from the corresponding period in 2008, respectively.

—	The Company raised $132.0 million in gross proceeds from its initial public offering (“IPO”) of 12 million ADSs on the New York Stock Exchange on December 11, 2009, which are expected to be used to further expand its existing network of centers, establish two specialty cancer hospitals and for general corporate purposes.

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8259 to US$1.00, the effective noon buying rate as of December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents three ordinary shares of the Company.

(3)	Adjusted EBITDA is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.
“We were encouraged to end 2009 with a solid quarter of financial performance and operational progress, and we are very excited by the growth opportunities we see in 2010,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical.
“Having established our first radiotherapy center in 1997, Concord Medical’s success has been driven by our outstanding ability to establish and operate these centers effectively. Looking forward, we will continue to expand our leading network by opening new centers and to improve the operational efficiency of existing centers. Our target is to operate at least 200 centers by 2012 and we are moving quickly toward that goal. In addition, the development of our two specialty cancer hospitals is well under way. We expect to open our Chang’an CMS International Cancer Center in June 2010 and our Beijing Proton Medical Center in early 2012.”
Mr. Yang further commented, “Cancer is the leading cause of death in China and the cancer treatment market is one of China’s fastest growing healthcare segments as Chinese people increasingly understand the importance of early-detection and high quality treatment. In addition, the Chinese government has been encouraging private investment in the healthcare sector in order to enhance the scope and quality of medical services provided in the country. With our leading expertise and solid capital position combined with increasing market demand and the Chinese government’s commitment to implementing healthcare reform, we are confident that Concord Medical is well positioned to achieve our growth targets.”
Mr. Boxun Zhang, Concord Medical’s corporate vice president added, “Over the past three years, Concord Medical has consistently achieved strong top and bottom line growth and managing for profitable growth remains a top priority for us. In the future, while supporting our expansion strategies with positive operating cash flow, a strong cash balance and flexible bank credit, we will also continue to improve our operational efficiency and enhance financial management.”

Independent Board Member Appointment
Concord Medical also announced that Dr. Hongbin Cai joined its board as an independent director and replaced Mr. Wai Hung Ku as a member of the audit committee. Mr. Ku will remain on the Company’s board.
Commenting on the appointment, Dr. Yang said, “We are delighted for Dr. Cai to join Concord Medical’s board and audit committee. As a nationally renowned academic leader and business advisor, Dr. Cai brings in-depth knowledge of corporate finance and economics. We also thank Mr. Ku for his valuable contributions to the Company during his tenure. This change in our board composition demonstrates our commitment to observing best practices in corporate governance as a newly listed company.”
Dr. Hongbin Cai is currently a professor in economics and an associate dean at Peking University’s Guanghua School of Management. Since 2006, he has been serving as a director of the Mirrlees Institute of Economic Policy Research and an associate director of the Institute of Poverty Research at Peking University. Prior to returning to Peking University as a professor, he served as an assistant professor of the economics department at the University of California, Los Angeles from 1997 to 2005. From 2000 to 2001, he served as a visiting assistant professor at the economics department and the Cowles Foundation of Yale University. Dr. Cai holds a Ph.D. in Economics and an M.A. in Statistics from Stanford University, an M.A. in Economics from Peking University and a B.A. in Mathematics from Wuhan University. He has received various national recognitions in China, including being named as a National Chang Jiang Scholar and a National Outstanding Young Researcher and his academic papers have been published in renowned journals such as the American Economic Review, the Rand Journal of Economics, the Journal of Public Economics, the Journal of Economic Theory, and the Economic Journal.
Fourth Quarter 2009 Results
Concord Medical reported total net revenues of RMB86.8 million ($12.7 million) for the fourth quarter of 2009, a 24.3% increase from the corresponding period in 2008, primarily due to an increase in patient cases from existing centers and the opening of new centers.
Cost of revenues in the fourth quarter of 2009 was RMB25.0 million (US$3.7 million), a 45.2% increase from the corresponding period in 2008, primarily due to an increase in depreciation costs related to new equipment installation in 2009.
Gross profit margin in the fourth quarter of 2009 was 71.2% as compared to 71.4% in the previous quarter and 75.3% in the corresponding period in 2008. The year-over-year decrease was primarily due to sale of equipments, which had a higher margin, accounting for a higher portion of total net revenues in the fourth quarter of 2008.
Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB13.3 million ($2.0 million) in the fourth quarter of 2009 as compared to RMB9.7 million in the previous quarter and RMB8.6 million in the corresponding period in 2008. The quarter-over-quarter increase was mainly due to an increase in salary and compensation expenses related to business expansion, and

RMB1.0 million in share-based compensation expenses associated with certain option grants in November 2009.
Operating income was RMB48.4 million ($7.1 million) in the fourth quarter of 2009, representing a 10.2% increase from the corresponding period in 2008. Operating income excluding share-based compensation expenses (non-GAAP) was RMB49.4 million ($7.2 million), a 12.5% increase from the corresponding period in 2008.
Income tax expense was RMB10.7 million ($1.6 million), compared to an income tax expense of RMB10.7 million in the corresponding period in 2008. The effective tax rate for the fourth quarter of 2009 was 22.9% as compared to 23.0% in the third quarter of 2009 and 21.5% for the corresponding period in 2008.
Net income was RMB35.9 million ($5.3 million), representing an 8.2% decrease from the corresponding period in 2008. This decrease was primarily due to a RMB7.7 million one-time gain recognized as other income in the fourth quarter of 2008. Both basic and diluted earnings per ADS for the fourth quarter of 2009 amounted to RMB0.69 ($0.10).
Net income excluding share-based compensation expenses (non-GAAP) was RMB36.9 million ($5.4 million), a 5.6% decrease from the corresponding period in 2008. Both basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2009 amounted to RMB0.72 ($0.11).
Adjusted EBITDA (non-GAAP), was RMB 72.1 million ($10.6 million) for the fourth quarter of 2009, representing a 22.3% increase from the corresponding period in 2008.
As of December 31, 2009, the Company had total fixed assets valued at RMB584.9 million ($85.7 million) and cash and cash equivalents of RMB1, 037.2 million ($152.0 million).
As of December 31, 2009, the Company had bank credit lines totaling RMB2,145 million (US$314.2 million).
Accounts receivable was RMB111.3 million ($16.3 million) as of December 31, 2009, compared to RMB119.1 million as of September 30, 2009 and RMB92.8 million as of December 31, 2008. The sequential decrease was mainly due to enhanced cash flow management. Days sales outstanding decreased to approximately 120 days in the fourth quarter of 2009 from approximately 128 days in the previous quarter.
Fiscal Year 2009 Results
Total net revenues in 2009 were RMB292.4 million ($42.8 million), representing a 70.2% increase from RMB171.8 million in 2008, primarily due to (i) an increase in patient cases from existing centers and the opening of new centers, and (ii) consolidation of China Medstar’s revenues for the entire fiscal year 2009 as compared to for the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.

Cost of revenues in 2009 was RMB87.6 million (US$12.8 million), representing a 92.0% increase from RMB45.6 million in 2008, primarily due to the an increase depreciation cost related to the opening of new centers and the resulting increase in salaries and benefits to additional personnel employed and assigned to the new centers.
Gross profit margin in 2009 was 70.1%, compared to 73.5% in 2008. This decrease was primarily due to (i) higher operating costs associated with having a bigger number of new centers in their ramp-up periods, and (ii) an increase in the number of centers that offered diagnostic imaging services, which generally have a lower margin than radiotherapy treatment services.
Selling expenses in 2009 were RMB7.7 million ($1.1 million), representing a 39.6% increase from RMB5.5 million in 2008, which was primarily due to increases in headcount and marketing and other expenses to support increased business development efforts. Selling expenses as a percentage of total net revenues decreased to 2.6% in 2009 from 3.2% in 2008 mainly due to economies of scale.
General and administrative expenses in 2009 were RMB29.8 million ($4.4 million), representing a 58.0% increase from RMB18.9 million in 2008, which was primarily due to (i) increases in headcount and travel expenses, and (ii) increases in auditing expenses and share based compensation charges. General and administrative expenses as a percentage of total net revenues decreased to 10.2% in 2009 from 11.0% in 2008 mainly due to economies of scale.
Share-based compensation expenses, which were allocated to related operating expense items, were RMB1.0 million ($0.1 million) in 2009, compared to RMB4.2 million in 2008.
Operating income in 2009 was RMB167.4 million ($24.5 million), a 64.4% increase from RMB101.8 million in 2008. Operating income excluding share-based compensation expenses (non-GAAP) in 2009 was RMB168.4 million ($24.7 million), representing a 58.8% increase from 2008.
Income tax expense was RMB36.4 million ($5.3 million), compared to an income tax expense of RMB23.3 million in 2008. The effective tax rate for 2009 was 22.6% as compared to 22.8% in 2008.
Net income in 2009 was RMB124.8 million ($18.3 million), representing a 57.9% increase from RMB79.1 million in 2008. Both basic and diluted earnings per ADS for 2009 amounted to RMB1.86 ($0.27).
Net income excluding share-based compensation expenses (non-GAAP) in 2009 was RMB125.8 million ($18.4 million), reflecting a 51.1% increase from RMB83.3 million in 2008. Both basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) in 2009 were RMB1.92 ($0.28).
Capital expenditures were RMB168.8 million ($24.7 million) in 2009, compared to RMB31.6 million in 2008. The increase was primarily due to the opening of new centers.

Adjusted EBITDA (non-GAAP) was RMB246.6 million ($36.1 million) in 2009, representing a 71.0% increase from RMB144.2 million in 2008.
Outlook for Fiscal Year 2010
Concord Medical expects to generate total net revenues in an estimated range of RMB360 million to RMB390 million in 2010, which would represent a 23.1% to 33.4% increase from 2009.
The Company intends to open 30 to 35 new radiotherapy and diagnostic imaging centers in 2010. The Company expects total capital expenditures related to these new centers to be in the range of RMB350 million to RMB400 million.
This forecast reflects Concord Medical’s current and preliminary view, which is subject to change.
Conference Call Information
Concord Medical’s management will hold an earnings conference call at 8:00 AM on March 18, 2010 U.S. Eastern Time (8:00 PM on March 18, 2010 Beijing/Hong Kong time).
     Dial-in details for the earnings conference call are as follows:

US:	+ 1.866.700.7477
China:	+ 10.800.152.1490 (North) / 10.800.130.0399 (South)
Hong Kong:	+ 800.96.3844
International:	+ 1.617.213.8840

Passcode: 27971809
A replay of the conference call may be accessed by phone at the following number until March 25, 2010:

US:	+ 1.888.286.8010
International:	+ 1.617.801.6888

Passcode: 36785545
Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/ .
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 80 centers spanning 36 cities and 21 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for First Quarter 2010” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Statement Regarding Unaudited Financial Information
The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2009. These unaudited 2009 numbers disclosed in this announcement are, therefore, subject to change.
About Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.
Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousand)

	December 31,	September 30,
	2008*	2009	December 31, 2009
	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash	353,991	285,703	1,037,239	151,956
Restricted cash, current portion	—	2,012	293	43
Accounts receivable	92,772	119,127	111,328	16,310
Prepayment and other current assets	43,566	56,869	83,926	12,295
Deferred tax assets, current portion	2,649	2,776	3,168	464
Total current assets	492,978	466,487	1,235,954	181,068

Non-current assets
Property, plant and equipment, net	349,121	557,433	584,869	85,684
Goodwill	300,163	300,163	300,163	43,974
Acquired intangible assets, net	181,838	161,450	155,345	22,758
Deposits for non-current assets	167,200	147,851	131,881	19,321
Deferred tax assets, non-current portion	12,650	12,648	19,700	2,886
Other non-current assets	10,445	10,782	11,532	1,689
Deferred initial public offering expense	—	11,207	—	—
Restricted cash, non-current portion	—	5,233	4,421	648
Total non-current assets	1,021,417	1,206,767	1,207,911	176,960

Total assets	1,514,395	1,673,254	2,443,865	358,028

	December 31,	September 30,
	2008*	2009	December 31, 2009
	RMB	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	20,800	30,000	11,500	1,685
Long-term bank borrowings, current portion	39,840	44,880	35,647	5,222
Accounts payable	9,741	9,744	9,759	1,430
Accrual for purchase of property, plant and equipment	1,881	25,839	12,043	1,764
Obligations under capital leases, current portion	3,719	3,582	3,582	525
Accrued expenses and other liabilities	42,444	44,221	48,663	7,128
Income tax payable	17,041	22,864	14,642	2,145
Deferred revenue, current portion	12,656	13,395	10,401	1,524
Payable for acquisition of a subsidiary and business components	28,016	6,500	—	—
Dividends payable	10,788	35,428	—	—
Amounts due to related parties	3,607	1,607	1,546	226

Total current liabilities	190,533	238,060	147,783	21,649

Non-current liabilities
Long-term bank borrowings, non-current portion	52,120	104,912	102,755	15,054
Deferred revenue, non-current portion	6,314	5,470	5,188	760
Obligations under capitalized leases, non-current portion	11,656	8,719	8,074	1,183
Lease deposit	3,215	3,269	1,000	147
Deferred tax liabilities, non-current portion	20,078	18,189	25,317	3,709

Total non-current liabilities	93,383	140,559	142,334	20,853

Total liabilities	283,916	378,619	290,117	42,502

Commitments and contingencies

Mezzanine equity
Series A contingently redeemable convertible preferred shares	254,358	269,017	—	—
Series B contingently redeemable convertible preferred shares	411,101	434,036	—	—

Shareholders’ equity
Ordinary shares	55	55	108	16

	December 31,	September 30,
	2008*	2009	December 31, 2009
	RMB	RMB	RMB	US$

Additional paid-in capital	1,113,150	1,113,204	2,671,910	391,437
Accumulated other comprehensive (loss) income	(3,822)	(4,037)	(3,987)	(584)
Accumulated deficit	(544,363)	(517,640)	(514,283)	(75,343)

Total shareholders’ equity	565,020	591,582	2,153,748	315,526

Total liabilities, preferred shares and shareholders’ equity	1,514,395	1,673,254	2,443,865	358,028

*	Amounts for the year ended December 31, 2008 were derived from the December 31, 2008 audited consolidated financial statements.
Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Statements of Income
(in thousand, except per ADS data)

	For the Three Months Ended
	December 31,	September 30,
	2008	2009	December 31, 2009
	RMB	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Lease and management services	60,765	70,892	75,225	11,021
Management services	5,158	6,689	8,643	1,266
Other, net	3,873	408	2,911	426
Total net revenues	69,796	77,989	86,779	12,713

Cost of revenues
Lease and management services	(10,375)	(15,703)	(18,793)	(2,753)
Amortisation of acquired intangibles	(6,826)	(6,624)	(6,105)	(894)
Management services	(35)	(2)	(122)	(18)
Total cost of revenues	(17,236)	(22,329)	(25,020)	(3,665)

Gross profit	52,560	55,660	61,759	9,048

Operating expenses

Selling expenses	(2,222)	(1,476)	(3,212)	(470)
General and administrative expenses	(6,401)	(8,211)	(10,134)	(1,485)

Operating income	43,937	45,973	48,413	7,094
Interest expense	(2,162)	(1,671)	(2,011)	(295)

	For the Three Months Ended
	December 31,	September 30,
	2008	2009	December 31, 2009
	RMB	RMB	RMB	US$
Foreign exchange (loss) income	(312)	(97)	5	1
Gain from disposal of equipment	266	—	—	—
Interest income	314	176	125	18
Other income	7,734	—	—	—

Income before income taxes	49,777	44,381	46,532	6,818
Income tax expense	(10,724)	(10,199)	(10,662)	(1,562)
Net income	39,053	34,182	35,870	5,256

Accretion of Series A contingently redeemable convertible preferred shares	(8,057)	(7,948)	(6,199)	(908)
Accretion of Series B contingently redeemable convertible preferred shares	(304,763)	(12,791)	(9,976)	(1,461)

Net (loss) income attributable to ordinary shareholders	(273,767)	13,443	19,695	2,886

(Loss) income per ADS
Basic /Diluted	(11.66)	0.57	0.69	0.10

Weighted average number of ADS outstanding:
Basic /Diluted	23,476,033	23,476,033	29,057,729	29,057,729
Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Statements of Income
(in thousand, except per ADS data)

	Twelve
	months ended
	December 31,	Twelve months ended
	2008	December 31, 2009
	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Lease and management services	155,061	260,162	38,114
Management services	12,677	28,739	4,210
Other, net	4,051	3,535	518
Total net revenues	171,789	292,436	42,842

Cost of revenues

	Twelve
	months ended
	December 31,	Twelve months ended
	2008	December 31, 2009
	RMB	RMB	US$
Lease and management services	(25,046)	(60,937)	(8,927)
Amortisation of acquired intangibles	(20,497)	(26,493)	(3,881)
Management services	(54)	(131)	(19)
Total cost of revenues	(45,597)	(87,561)	(12,828)

Gross profit	126,192	204,875	30,014

Operating expenses:

Selling expenses	(5,497)	(7,675)	(1,124)
General and administrative expenses	(18,869)	(29,821)	(4,369)

Operating income	101,826	167,379	24,521
Interest expense	(7,455)	(6,891)	(1,010)
Change in fair value of convertible notes	(464)	—	—
Foreign exchange loss	(325)	(213)	(31)
Gain from disposal of equipment	658	—	—
Interest income	430	948	139
Other income	7,734	—	—

Income before income taxes	102,404	161,223	23,619
Income tax expense	(23,335)	(36,396)	(5,332)
Net income	79,069	124,827	18,287

Accretion of Series A contingently redeemable convertible preferred shares	(270,343)	(30,050)	(4,402)
Accretion of Series B contingently redeemable convertible preferred shares	(304,763)	(48,359)	(7,085)

Net (loss) income attributable to ordinary shareholders	(496,037)	46,418	6,800

(Loss) income per ADS
Basic/Diluted	(25.89)	1.86	0.27

Weighted average number of ADS outstanding:
Basic/Diluted	19,160,467	24,882,926	24,882,926

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2008
		Non-GAAP
	GAAP Result	Adjustment	Results
Operating profit	43,937	—	43,937
Net income	39,053	—	39,053
Net income attributable to ordinary shareholders	—	—	—

Basic (Loss) earning per ADS	(11.66)	—	(11.66)
Diluted (Loss) earning per ADS	(11.66)	—	(11.66)

	Three months ended September 30, 2009
		Non-GAAP
	GAAP Result	Adjustment	Results
Operating profit	45,973	—	45,973
Net income	34,182	—	34,182
Net income attributable to ordinary shareholders	—	—	—

Basic (Loss) earning per ADS	0.57	—	0.57
Diluted (Loss) earning per ADS	0.57	—	0.57

	Three months ended December 31, 2009
		Non-GAAP
	GAAP Result	Adjustment	Results
Operating profit	48,413	1,007	49,420
Net income	35,870	1,007	36,877
Net income attributable to ordinary shareholders	—	—	—

Basic (Loss) earning per ADS	0.69	0.03	0.72
Diluted (Loss) earning per ADS	0.69	0.03	0.72

	Twelve months ended December 31, 2008
		Non-GAAP
	GAAP Result	Adjustment	Results
Operating profit	101,826	4,215	106,041
Net income	79,067	4,215	83,282
Net income attributable to ordinary shareholders	—	—	—

Basic (Loss) earning per ADS	(25.89)	0.22	(25.67)
Diluted (Loss) earning per ADS	(25.89)	0.22	(25.67)

	Twelve months ended December 31, 2009
		Non-GAAP
	GAAP Result	Adjustment	Results
Operating profit	167,379	1,007	168,386
Net income	124,827	1,007	125,834

	Twelve months ended December 31, 2009
		Non-GAAP
	GAAP Result	Adjustment	Results
Net income attributable to ordinary shareholders	—	—	—

Basic (Loss) earning per ADS	1.86	0.06	1.92
Diluted (Loss) earning per ADS	1.86	0.06	1.92

(*)	The adjustment is only for share-based compensation.
Reconciliation from net income to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	Three	Three	Three	Twelve	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008

Net income	39,053	34,182	35,870	124,827	79,069
Interest expense, net	1,848	1,495	1,886	5,943	7,025
Income taxes expense (benefit)	10,724	10,199	10,662	36,396	23,335
Depreciation and amortization	15,042	19,132	22,685	78,174	38,126
Share-based compensation	—	—	1,007	1,007	4,215
Other adjustments	(7,688)	97	(5)	213	(7,603)

Adjusted EBITDA	58,979	65,105	72,105	246,560	144,167

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.
For investor and media inquiries please contact:
China
Stephanie Song
Concord Medical Services
Phone: +86-10-5957-5287
Email: stephanie.song@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
Phone: +86-10-6566-2256
Email: lwong@brunswickgroup.com

U.S.
Nicki Kahner
Brunswick Group, LLC
Phone: +1-212-333-3810
Email: nkahner@brunswickgroup.com
SOURCE Concord Medical Services Holdings Limited